Exhibit 99.1

X Financial Provides Update on its Status under the Holding Foreign Companies Accountable Act

SHENZHEN, China, May 6, 2022 /PRNewswire/ -- X Financial (NYSE: XYF) (the "Company" or "we"), a leading online personal finance company in China, today announced updates on its status under the Holding Foreign Companies Accountable Act (the "HFCAA").

The Company is aware of the fact that it was identified by the United States Securities and Exchange Commission (the "SEC") under the HFCAA on May 4, 2022. The Company understands that this identification under the HFCAA and its implementation rules issued thereunder indicates that the SEC determines the Company used a registered public accounting firm whose working paper cannot be inspected or investigated by the Public Company Accounting Oversight Board of the United States (the "PCAOB") to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, the SEC shall prohibit a company's shares or American depositary shares from being traded on a U.S. stock exchange or in the over-the-counter trading market in the United States if the company has been identified by the SEC for three consecutive years due to the PCAOB's inability to inspect the registered public accounting firm's working paper related to such company.

The Company has been actively exploring possible solutions to protect the interest of its stakeholders. The Company will continue to comply with applicable laws and regulations in both China and the U.S., and strive to maintain its listing status on the New York Stock Exchange.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and provide loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company's goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace's products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial
Mr. Frank Fuya Zheng
E-mail: ir@xiaoying.com

Christensen

In China
Mr. Eric Yuan
Phone: +86-10-5900-1548
E-mail: eyuan@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com